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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. TWO)*

                               DELTA COMPUTEC, INC
                                (Name of Issuer)

                           Common Stock $.01 Par Value
                         (Title of Class of Securities)

                                    247509102
                                 (CUSIP Number)

                                               With copy to:
      Joseph M. Lobozzo II                     Shawn Griffin
      c/o JML Optical Industries, Inc.         Harris Beach & Wilcox, LLP
      690 Portland Avenue                      130 East Main Street
      Rochester, New York 14621                Rochester, New York  14604
      (716) 342-8900                           (716) 232-4440
      (Name, Address and Telephone Number
      of Person Authorized to Receive
      Notices and Communications)

                                October 10, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 21 Pages

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CUSIP No. 247509102              SCHEDULE 13D                 Page 2 of 21 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph M. Lobozzo II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
     Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                         7.   SOLE VOTING POWER

                              15,179,575
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON
                              15,179,575
     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,179,575

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     /x/

     Reporting person disclaims beneficial ownership of shares of the Issuer held by his spouse and children. The filing of this statement is not to be construed as an admission of beneficial ownership of said shares.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.62%

14.  TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 247509102              SCHEDULE 13D                 Page 3 of 21 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joanne M. Lobozzo

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /
     Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION



                         7.   SOLE VOTING POWER

                              20,000
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON
                              20,000
     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     /x/

     Reporting person disclaims beneficial ownership of shares of the Issuer held by her spouse and children. The filing of this statement is not to be construed as an admission of beneficial ownership of said shares.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .10%

14.  TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 247509102              SCHEDULE 13D                 Page 4 of 21 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JML Optical Industries, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
     Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

     United States

6.   CITIZENSHIP OR PLACE OF ORGANIZATION



                         7.   SOLE VOTING POWER

                              435,000
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON
                              435,000
     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     435,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     /x/

     Reporting person disclaims beneficial ownership of shares of Issuer held by its President and principal shareholder, Joseph M. Lobozzo II, his wife and children.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.20%

14.  TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1. Security and Issuer

     Security - (Common Stock, $.01 par value) Joseph M. Lobozzo II (the "Reporting Person") is the chairman, president and majority shareholder of JML Optical Industries, Inc. ("JML"). The Reporting Person is married to Joanne M. Lobozzo ("Spouse"). As of the date of this statement; (i) JML owns 435,000 shares of the Issuer's Common Stock, $.01 par value; (ii) the Spouse owns 20,000 shares of the Issuer's Common Stock, $.01 par value; (iii) the Reporting Person owns 1,993,750 shares of the Issuer's Common Stock, $.01 par value; (iv) the Reporting Person's children own 300,000 shares of the Issuer's Common Stock, $.01 par value; (v) the Reporting Person owns an option pursuant to an Agreement dated October 28, 1992 to acquire 1,304,350 shares of the Issuer's Common Stock, $.01 par value (the "Debenture Option"), which option is exercisable on or after June 2, 1993 and expires on January 31, 1998; (vi) the Reporting Person has exercised certain director options and the shares of the Issuer's Common Stock, $.01 par value were issued to the Reporting Person on or before December 31, 1992 as follows, 4,000 shares at $.63 per share and 2,000 shares at $.69 per share;(vii) the Reporting Person owns an option pursuant to a letter agreement with the Issuer dated May 1, 1995 (the "Letter Agreement") to acquire 11,440,475 shares of the Issuer's Common Stock, $.01 par value (the "Option"), which Option is exercisable anytime between May 20, 1995 through May 20, 1999 by aggregate payment of $10.00; and (viii) the Reporting Person has pledged to National Canada Finance Corp. ("NCFC") 480,000 shares of the Issuer's Common Stock $.01, par value (the "Pledged Shares") and has agreed under certain conditions to assign a portion of the Option to NCFC (the "Additional Pledged Collateral") such that under certain conditions NCFC could hold 17.5% of the Issuer's Common Stock $.01 par value. Said Pledge and commitment to assign were made pursuant to the Pledge Security Agreement attached hereto as Exhibit A , (the "Pledge Agreement") and were part of a purchase by the Reporting Person of a portion of the indebtedness owed by the Company to NCFC.

Issuer -

Office                  Name                 Business Address
-------------------     ----------------     ---------------------------
President               John DeVito          900 Huyler Street
                                             Teterboro, New Jersey 07608

Chairman                Joseph M. Lobozzo II 690 Portland Avenue
                                             Rochester, New York 14621

Secretary               Michael Julian       690 Portland Avenue
                                             Rochester, New York 14621

Assistant Secretary     Michael McCusker     690 Portland Avenue
                                             Rochester, New York 14621

Assistant Secretary     Alfred Engelfried    366 White Spruce Boulevard
                                             Rochester, New York 14623

Assistant Secretary     Mary Metrick         900 Huyler Street
                                             Teterboro, New Jersey 07608

Chief Financial         Frank Donnelly       900 Huyler Street
Officer                                      Teterboro, New Jersey 07608



                               Page 5 of 21 Pages

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Item 2. Identity and Background

Reporting Person                         Spouse
-------------------------------------    -------------------------------------
(a)  Joseph M. Lobozzo II                (a)  Joanne M. Lobozzo

(b)  c/o JML Optical Industries, Inc.    (b)  c/o JML Optical Industries, Inc.
     690 Portland Avenue                      690 Portland Avenue
     Rochester, New York  14621               Rochester, New York  14621

(c)  President of JML Optical            (c)  Housewife
     Industries, Inc.

(d)  No Convictions                      (d)  No Convictions

(e)  No Violations                       (e)  No Violations

(f)  U.S. Citizenship                    (f)  U.S. Citizenship

JML
---------------------------------------------------------------
Name:                    JML Optical Industries, Inc.
State of Incorporation:  New York
Principal Business:      Lens Coating and sale of other Optical
                         products and related items
Principal Address and
  Place of Business:     690 Portland Avenue
                         Rochester, New York  14621

(d)                      No Convictions

(e)                      No Violations


Item 3. Source and Amount of Funds or Other Consideration

     Personal funds were used to acquire all securities of Issuer currently held by the Reporting Person, Spouse and JML.

Item 4. Purpose of Transaction

     The Reporting Person agreed to acquire a portion of NCFC's loan to the Issuer at a time when NCFC was considering the pursuit of default remedies and when no other lender could be located. The Reporting Person executed the Pledge Agreement as a material inducement to NCFC to retain a portion of the debt on a partially secured basis. The Reporting Person intends to continue the cost cutting and consolidation authorized by the Board of the Issuer, to entertain offers for non-core business units of the Issuer so as to raise funds to pay down existing indebtedness and to seek out independent directors to fill current vacancies. Upon exercise of the Option and the Debenture Option the Reporting Person, his

                               Page 6 of 21 Pages

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Spouse and JML (when aggregating their beneficial interests) will control the
Issuer, however, subject to the intentions expressed in the preceding sentence, neither the Reporting Person, his Spouse nor JML have any plans or proposals at this time to: (i) acquire additional securities of the Issuer; (ii) cause an extraordinary corporate transaction; (iii) sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; (iv) change the present board of directors or management of the Issuer; (v) change the capitalization (except to the extent of the exercise of the Debenture Option or the Option or the fulfillment of obligations under the Pledge Agreement) or dividend policy of the Issuer; (vi) make a material change in the Issuer's business or corporate structure; (vii) change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) cause any delisting or ceasing the authority to quote the Issuer's securities; (ix) terminate a registration pursuant to Section 12(g)(4) of the Act; or (x) take any action similar to those enumerated above.

Item 5. Interest in Securities of Issuer

(a) Upon exercise of the Option and the Debenture Option (and assuming the Pledged Shares and Additional Pledged Collateral are not taken by NCFC), the Reporting Person will own or beneficially own the Issuer's common stock as follows:
                                           % of Class
      Person            Number      (Assumes 19,812,300 o/s)
      ------------    ----------    ------------------------
(i)   Individually    14,744,575              74.42%
(ii)  Spouse              20,000                .10%
(iii) JML                435,000               2.20%
(iv)  Children           300,000               1.51%

(b) The Reporting Person has sole power to vote and dispose of the shares held in his individual name. His spouse and children, individually, have the sole power to vote and dispose of their respective shares. The Reporting Person, as the majority shareholder and President of JML, has the power to vote and dispose of the shares held by JML.

(c) In order to induce John DeVito to assume to duties of President of the Issuer the Reporting Person initially entered into a letter agreement dated May 1, 1995 with John DeVito whereby Mr. DeVito and his wife would receive shares of the Issuer's stock held by the Reporting Person and his Spouse. Said letter agreement has been the subject of ongoing negotiations and was amended and restated by letter agreement dated September 5, 1995 whereby the transfer of shares of the Issuer's stock is from the Reporting Person to Mr. DeVito, without participation in the agreement by the respective spouses. A copy of said letter agreement as amended was attached to a prior Schedule 13D.

(d)   None

(e)   Not Applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

        Pledge Security Agreement - Exhibit A

                               Page 7 of 21 Pages

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Item 7. Material to be Filed as Exhibits

        Exhibit A - Pledge Security Agreement

        Exhibit B - Power of Attorney authorizing Joseph M. Lobozzo II to file a
Schedule 13D on behalf of Joanne M. Lobozzo, his spouse.

Signature

     This Statement is filed by Joseph M. Lobozzo II individually and on behalf of Joanne M. Lobozzo, his wife (pursuant to the power of attorney attached hereto as Exhibit A), and by JML Optical Industries, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         11-7-96                            /s/ Joseph M. Lobozzo II
           Date                             Joseph M. Lobozzo II, individually
                                            and on behalf of Joanne M. Lobozzo
                                            Name/Title

                                            JML OPTICAL INDUSTRIES, INC.
                                            By: /s/ Joseph M. Lobozzo II
                                            Name: Joseph M. Lobozzo II
                                            Title: President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)

                               Page 8 of 21 Pages

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                      Exhibit A - Pledge Security Agreement

                      Exhibit B - Power of Attorney

                               Page 9 of 21 Pages